Filed by Abitibi-Consolidated Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: Abitibi-Consolidated Inc.
Commission File No.: 001-14636
Forward-Looking Statements
Any statements made regarding the proposed transaction between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the transaction, benefits or synergies of the transaction, and other statements contained in the following documents that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater (separately and together the “Companies”). Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. The following documents also include information that has not been reviewed by the Companies’ independent auditors. There is no assurance the transaction contemplated in the following documents will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in the following documents are expressly qualified by information contained in each company’s filings with regulatory authorities.
The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the transaction may not be fully realized or may take longer to realize than expected; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities commissions and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.
Additional Information and Where to Find it
In connection with the proposed transaction, AbitibiBowater Inc. will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a proxy statement/prospectus of Bowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/ prospectus/ management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/ prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the joint proxy statement/ prospectus/management information circular and the filings with the SEC and the Canadian securities commissions that will be incorporated by reference in the joint proxy statement/ prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2, Attention: Investor Relations, (514) 394-2341,or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations, (864) 271-7733.
Participants in the Solicitation
Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in the 2005 Annual Report on Form 40-F filed with the SEC by Abitibi-Consolidated on March 31, 2006, and the management information circular with respect to Abitibi-Consolidated’s 2006 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on March 31, 2006. Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K filed with the SEC by Bowater on March 13, 2006 and the Proxy Statement with respect to Bowater’s 2006 Annual Meeting of Stockholders filed by Bowater with the SEC on April 12, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/ prospectus/management information circular and other relevant materials to be filed with the SEC and the Canadian securities commissions when they become available.
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The attached excerpts are transcribed from comments of Louis G. Veronneau
Vice-President, Strategy & Corporate Development, of Abitibi-Consolidated, at the CIBC World Markets 2007 Whistler Institutional Investor Conference, Whistler, BC, on February 22, 2007:

Moderator:	Right now, Abitibi Consolidated, pleased to have with us today Louis Veronneau, VP of Strategic Planning. And without further ado, I’ll turn it over to Louis.

Louis Veronneau:
Thank you very much Don. Good to be here. I guess let me start with the usual stuff, which is the forward looking statements slide, just the slide will come up. There it is. And I’m not going to read through that obviously. But you do realize that this is time; well obviously there is the normal forward looking statement disclaimer, so please consider it done. The other thing, of course, is that you do realize that after the announcement of a merger with Bowater we are in a period where we’re going to be filing some documents with the securities regulatory authorities. We’re also filing some documents with the competition regulatory authorities in several jurisdictions. So we do sort of have a sandbox of what we can and cannot discuss. Within the boundaries of that, I’ll try to provide some color around some of the things that have happened in 2006 and I guess I’m actually not going to go through the slides; you have two decks there that are in the system that you can access. One deck is our regular quarterly and annual results deck. The other deck is the one that we used when we announced the merger with Bowater. So those are on the system, they’re accessible. And I think what Don and I will be talking about in this actual fireside chat is going to revolve around some of the items that are there. But I’m going to try and stay off the presentation. So maybe just talk briefly about the highlights of the year. Obviously, the merger with Bowater is the number one highlight. That was announced at the end of January and there was some speculation in the Globe and Mail, we called it Project Zeus, and there was a columnist in the Globe and Mail that was speculating as to the, they were trying to psychoanalyze why we had picked Zeus and the answer to that is actually very simple. Everything we do in the strategy group of Abitibi is methodical and military-like. The reason it was called Zeus was because every 12 months we draft a list of the project names from A to Zed and we were at Zed and it was Zeus. So any attempts at further psychoanalysis are in vein. We’ve applied fortunately the same rigor to I think a topic that is probably of more interest to this group, which is the analysis of the synergies. So when we started thinking about this project, one of the first things we did was to start looking, how much synergies could there be, how could we quantify them. Put a small team together internally, came up with our own evaluation of the synergies. After that, when we had actually, we were actually in conversation with Bowater, what we’ve done, this deal is premised on the synergies, right, so it’s that simple. The synergies are reason 1, 2 and reasons 1, 2 and 3 of why we’re doing this deal. And so both sides said, well great concept. Before we go any further, let’s put together what is generally referred to as a clean team, a team of outside consultants that can get access to the information from both Abitibi and Bowater without giving the information back to both sides, right, hence the clean part. And they have this information, they can analyze it and come to their own views as to what the synergies would be. We obviously discussed with them the proper methodologies to adopt but they have a fair amount of leeway and in that sense, they’re kept as an independent third party. But they came back to us with their own evaluation of where the synergies were. You have more information in the synergies amount in the AbitibiBowater slide deck. Their number, our internal evaluation, the clean team evaluation, we’re very much in the same range. The third method, which we sort of used as our acid test if you will is more a traditional investment banking method, which is to look at precedent transactions and what is the percentage of synergies on the sales of any one of the two companies. And, again, that is a slide that you have in the AbitibiBowater deck. And what you see is that essentially the synergies that we’ve announced, which is $250 million U.S., so just shy of $300 million Canadian annually, we’re very comfortable with that. It’s sort of conservative if you compare it to the universe of transactions in the industry. The beauty of this transaction, of course, is that when you look at it, the two companies are fairly similar in terms of product mix, which means that our investors, pre-merger, post-merger, are essentially exposed to the same risk profile. It’s a non-cash transaction. So sort of the way we say it is instead of having $1,000 of

Abitibi, you have essentially $480 of Abitibi, $520 of Bowater, but you’re really exposed to essentially the same drivers. But you have the clincher, which is the potential for the synergies, which in the $1,000 example is worth about $500. So back, again, to what is the logic of this transaction — synergies, synergies, synergies. Not to say much more than that because I’m sure Don will have some other questions. The other thing, of course, that is very relevant is the expected to close third quarter of this year. So that’s the first highlight. The second highlight that I’d be remiss to not mention is the hydro transaction, so our joint venture with Caisse de depot et placement du Quebec. That essentially deals with 137 megawatts, that’s about 24% of Abitibi’s hydroelectric capacity based on an ownership basis. And that transaction essentially, you know, represents the total enterprise value of $440 million, which sort of places a nice value on these assets. What is the attractiveness of that transaction? I think a couple of things. One thing is it’s the way for Abitibi to re-deploy capital, to maybe shine a light on the fact that there are some assets within the Abitibi portfolio that do not warrant necessarily the same cost of capital as standard pulp and paper saw milling business. It’s also creating, about creating a vehicle for growth. Abitibi has, you know, part of Abitibi is the Abitibi pulp and power company going back 100 years. We have roots in power and we have substantial assets in power, so that’s something we’re very interested in creating the right vehicle for us to leverage that. And the closing of that transaction is expected in the first half of 2007. My third highlight, and then I’m going to turn it over to you, Don, is really just upcoming, there’s still people remember that we’ve announced that we are in the process of selling 55,000 acres of woodlands in the southeastern United States. We expect closing of that by the fourth quarter of this year. So I think Abitibi has had a busy year in 2006 but we’re looking ahead to a busy year in 2007 as well. That’s my introduction.

Moderator:
That sounds good. You’re saying you have been busy folks and what’s sort of on the agenda. I do want to bore down a little more. And you can always turn me off if I get into territory that’s uncomfortable. But, you know, if I look at since when you did the Donahue transaction and went through the bureau, they did at that point, there was a process you went through and they requested you to divest some assets. And that was essentially a failed auction at the end of it and you ended up being able to close them. That’s factually correct. But so there was a certain sort of, from an outsider’s point of view, one would have thought there was a new piece of information for the bureau, you know, and that’s what happens perhaps when you run an auction in this sector. Another thing is that since the Donahue deal has closed, Sher Gordon the commissioner made an interesting public statement and that was she, you know, officially sort of recognized the efficiency argument, which they hadn’t really done before. Are there other ways, and I see that as probably a change in perception on, you know, not just this industry, or in general but maybe this industry. Are there any other sorts of things that have changed in terms of perception you see out there since the Donahue deal?

Louis Veronneau:
Well I think it’s, I will certainly not speculate on how regulatory authorities are going to view this transaction other than to say, I guess one is we have and we’ve met already with folks in both Washington and Ottawa. We have tremendous respect for the professional skills that they bring to bear on this. Of course, they’re going to do their, they’re going to do a thorough analysis of the transaction as I think is expected by the Canadian and U.S. taxpayers. I think the thing that has changed the most is the industry itself. And I think when we’re looking at this, we’re saying, you know, the industry, nobody sees this industry in 2007 now the way we saw the industry in 2000. The fact that, you know, what happens in North America is very much affected by what happens in other regions of the world, you know, the demand goes down in Japan and there’s a mill on the west coast that all of a sudden is shipping less to Japan and more to North America. China and obviously Abitibi’s views on China are known simply by the fact that we actually sold our joint venture in Asia. But Chinese over-capacity was a factor obviously in our decision to divest of Pan-Asia, but it’s also a factor in how sort of global trade flows are going to be affected in the newsprint industry going forward. So certainly the global nature of the industry is out there. It’s probably more apparent than it was back then. Certainly, and we’ve said this publicly, when we look at it, North America is obviously a continent that is shipping a lot of newsprint and other paper products, but primarily newsprint to other jurisdictions. So we’re an actual exporter and in that sense, you know, because of that, it means that as you look at, if you look at our 13, take Abitibi and Bowater out of the equation, you still have 13 competitors out there who have enough capacity to essentially supply 70% of North American demand. That’s certainly a factor that sort of points to the high level, the high intensity of competition in newsprint in North America and I think for all of you who have been watching the sector, the fact that it’s very competitive is I think readily apparent. And I think, you know, as we have our dialogue, our ongoing dialogue, those are points that we’re going to be discussing.